Exhibit 99.1

CollPlant Achieves Milestone and To Receive $10 Million From AbbVie in Accordance with its Regenerative Dermal Filler Product Collaboration Agreement

REHOVOT, Israel, June 26, 2023 – CollPlant Biotechnologies (NASDAQ: CLGN), a regenerative and aesthetics medicine company developing innovative technologies and products based on its non-animal-derived collagen for tissue regeneration and organ manufacturing, today announced the achievement of a milestone with respect to the clinical phase dermal filler product, according to its agreement with AbbVie for the development of a regenerative dermal and soft tissue filler product. According to the agreement, the achievement of this milestone triggers a $10 million payment from AbbVie to CollPlant. In 2021, CollPlant and AbbVie entered into an exclusive worldwide development and commercialization agreement for dermal and soft tissue filler products for the medical aesthetics market, using CollPlant’s recombinant human collagen (rhCollagen) technology.

CollPlant has granted AbbVie a worldwide exclusive license to use its rhCollagen technology in combination with AbbVie’s proprietary technologies, for the production and commercialization of dermal and soft tissue fillers.

Dermal Filler product – CollPlant strategic development agreement with Allergan Aesthetics, an AbbVie company.

Yehiel Tal, Chief Executive Officer of CollPlant, stated, “We are very pleased with the significant progress made with the dermal filler program and the achievement of this milestone. The collaboration with AbbVie provides us with the opportunity to co-develop what could be the first aesthetic product utilizing our rhCollagen with a worldwide leader in biopharmaceutical health. CollPlant’s rhCollagen is non-immunogenic and non-allergenic, and enables tissue regeneration. Hence, we believe that the regenerative dermal filler under development could create a paradigm shift in the medical aesthetics field.”

Mr. Tal continued, “This achievement further validates CollPlant’s technology as the ‘gold-standard’ collagen for regenerative and aesthetic medicine. We are extremely excited to have advanced this program to address a market estimated at $5.5 billion in annual sales, with a projected 10% compounded annual growth rate. We look forward to continuing a highly productive partnership as we drive the program towards potential commercialization.”

In 2021, CollPlant received an upfront payment of $14 million in accordance with the terms of the agreement. In addition to the $10 million current milestone payment, CollPlant is also eligible to receive up to an additional $26 million in milestone payments for the dermal filler product, as well as royalty payments and a fee for the manufacture and supply of rhCollagen.

About CollPlant

CollPlant is a regenerative and aesthetic medicine company focused on the 3D bioprinting of tissues and organs, as well as medical aesthetics. The Company’s products are based on its rhCollagen (recombinant human collagen) produced with CollPlant’s proprietary plant-based genetic engineering technology. These products address indications within the diverse fields of tissue repair, aesthetics, and organ manufacturing. CollPlant’s mission is to pioneer a new era in regenerative and aesthetic medicine.

In 2021, CollPlant entered into a development and global commercialization agreement for dermal and soft tissue fillers with Allergan, an AbbVie company, the global leader in the dermal filler market.

For more information, visit http://www.collplant.com.

Forward-Looking Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to CollPlant’s objectives plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that CollPlant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s history of significant losses, its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; the Company’s expectations regarding the timing and cost of commencing clinical trials with respect to tissues and organs which are based on its rhCollagen based BioInk and products for medical aesthetics; the Company’s ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen based BioInk and medical aesthetics products including but not limited to acceptance of an application for marketing authorization review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the Company’s rhCollagen based products, in 3D Bioprinting and medical aesthetics, including the regenerative dermal filler co-developed with AbbVie; the Company’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third party distributors and resellers; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations and the achievement of milestones and other terms and conditions under such partnerships and collaborations, including the achievement of further milestones and payments under CollPlant’s collaboration with AbbVie with respect to the regenerative dermal filler and other future products; the Company’s reliance on third parties to conduct some or all aspects of its product manufacturing; the scope of protection the Company is able to establish and maintain for intellectual property rights and the Company’s ability to operate its business without infringing the intellectual property rights of others; current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; changes in the Company’s strategy; and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant is contained under the heading “Risk Factors” included in CollPlant’s most recent annual report on Form 20-F filed with the SEC, and in other filings that CollPlant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant’s current views with respect to future events, and CollPlant does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

CollPlant:

Eran Rotem

Deputy CEO & CFO

Tel: + 972-73-2325600

Eran@collplant.com

Investors:

LifeSci Advisors
John Mullaly
jmullaly@lifesciadvisors.com

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